EXHIBIT 99.1

NANOBIOTIX to Provide Operational Update and Report Full Year 2022 Financial Results on April 24, 2023

Conference Call and Webcast to be Held at 2:00 PM CEST/8:00 AM EDT on April 25, 2023

PARIS and CAMBRIDGE, Mass., April 17, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the “Company”), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announces it will issue its financial results for full-year ending December 31, 2022 and provide an operational update, on Monday, April 24, 2023, after the close of the US market.

This release will be followed by a conference call and live audio webcast on Tuesday, April 25, 2023, at 2:00 PM CEST/8:00 AM EDT, prior to the open of the US market. During the call, Laurent Levy, chief executive officer, and Bart van Rhijn, chief financial officer, will briefly review the Company’s year-end results and provide an update on business activities before taking questions from analysts and investors.

Details for the call are as follows:

Live (US): 1-877-423-9813

Live France: 0 800 912 848

Live (international): 1-201-689-8573

Conference ID: 13738121

Call me™: click here

Participants can use guest dial-in numbers above and be answered by an operator or they can click the Call me™ link for instant telephone access to the event (dial-out). The Call me™ link will be made active 15 minutes prior to scheduled start time. A live webcast of the call may be accessed by visiting the investors section of the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

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About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 20 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Attachment

  2023-04-17 -- NBTX -- 4Q & FY22 Save-the-Date -- FINAL -- English (https://ml.globenewswire.com/Resource/Download/53b909f6-6b6b-4477-9caf-d12efde9e005)